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                                                                     EXHIBIT 4.8



CERTIFICATE OF THE DESIGNATION, PREFERENCES,
RIGHTS AND LIMITATIONS OF
SERIES E 6% CUMULATIVE CONVERTIBLE NON-VOTING
PARTICIPATING PREFERRED STOCK
OF
MICRO-MEDIA SOLUTIONS, INC.


     Micro-Media Solutions, Inc. (the "Company"), a corporation organized and existing, under the laws of the State of Utah,

     DOES HEREBY CERTIFY:

     That, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation of the Company, and pursuant to the provisions of
Section 16-10a-602 of the Utah Business Corporation Act, such Board of Directors, by unanimous written consent of its members dated effective October 12, 1998, filed with the minutes of the Board, adopted a resolution providing for the issuance of a series of One Hundred Five Thousand (105,000) shares of Series E 6% Cumulative Convertible Participating Non-Voting Preferred Stock, which resolution is as follows:

     RESOLVED, that pursuant to the authority vested in the Board of Directors of the Company in accordance with the provisions of its Certificate of Incorporation, a series of Preferred Stock of the Company be and hereby is created, such series of Preferred Stock to be designated Series E Cumulative Convertible Participating Preferred Stock, to consist of up to One Hundred Five Thousand (105,000) shares of the stated value of $30.00 per share. The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof shall be as follows:

     Section 1. Designation and Amount. The shares of such series shall have a stated value of $30.00 per share and shall be designated as Series E Cumulative Convertible Participating Preferred Stock (the "Series E Preferred Stock") and the number of shares constituting the Series E Preferred Stock shall be to One Hundred Five Thousand (105,000).

     Section 2. Rank. The Series E Preferred Stock shall rank: (i) prior to all of the Company's common stock, $0.10 par value per share ("Common Stock"); (ii) prior to any class or series of capital stock of the Company hereafter created not specifically ranking by its terms senior to or


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on parity with any Preferred Stock of whatever subdivision (collectively, with the Common Stock, "Junior Securities"); and (iii) on parity with any class or series of capital stock of the Company hereafter created specifically ranking by its terms on parity with the Series E Preferred Stock ("Parity Securities") in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

     Section 3. Dividends.

     a. The holders of Series E Preferred Stock shall be entitled to receive out of funds of the Company legally available therefor, a cumulative dividend of six percent (6%) per annum, payable quarterly in arrears, which shall be paid in cash, or at the option of a holder of the Series E Preferred Stock, by the issuance of additional shares of Common Stock as follows: the number of shares to be issued shall be determined based on the average closing bid price for the Common Stock as reported by the NASDAQ Over-the-Counter Bulletin Board, or such national securities exchange on which shares of the Company's Common Stock are then listed for the thirty (30) trading days immediately preceding the record date for the declaration of the dividend. The record dates for payment of dividends shall be the 20th day of the month immediately following the end of each fiscal quarter. Dividends on each share of Series E shall begin to accrue and shall accumulate from the date of issuance, whether or not declared, and shall be payable to the holder of such share on the record date as hereinabove described. Dividends on account of arrears for any past dividend periods may be declared and paid at any time, without reference to any regular dividend payment date, to holders of record on a record date fixed for such payment by the Board of Directors of the Company or by a committee of such Board duly authorized to fix such date by resolution designating such committee. Dividends payable on the Date of Conversion (as defined in 5(b)(iv) below) of the Series E shall be calculated on the basis of the actual number of days elapsed (including the Date of Conversion) over a 365-day year.

     b. Participating Dividends. No dividends shall be declared and set aside for or paid upon any shares of Common Stock unless the Board of Directors of the Company shall contemporaneously declare and pay a dividend upon the then outstanding shares of Series E in the same amount per share of Series E Preferred Stock as would be declared payable on the number of shares of Common Stock into which each share of Preferred Stock could then be converted pursuant to the provisions of Section 6 hereof, such number to be determined as of the record date for the determination of holders of Common Stock entitled to receive such dividends; provided, however, that no dividends shall be paid on the outstanding Common Stock, unless it is determined by the Board of Directors that the Company has sufficient net assets available for distribution to holders of the Series E Preferred Stock, under applicable law, after giving effect to such dividend on the Common Stock and on the Series E Preferred Stock, to pay the holders of each share of the Series E Preferred Stock the Liquidation Amount, as defined below (provided that the return on each share of Series E Preferred Stock shall be calculated through the date of such dividend).

     c. Dividends in Kind. In the event the Company shall make or issue, or shall fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or distribution with respect to the Common Stock payable in i) securities of the Company other than


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shares of Common Stock or ii) assets, then and in each such event the holders of
Series E Preferred Stock shall receive, at the same time such distribution is made with respect to Common Stock, the number of securities or such other assets of the Company which they would have received had their Series E Preferred Stock been converted into Common Stock immediately prior to the record date for determining holders of Common Stock entitled to receive such distribution.

     Section 4. Liquidation Preference.

     a. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, the holders of Series E Preferred Stock (the "Holders") shall be entitled to receive, prior in preference to any distribution to Junior Securities but in parity with any distribution to Parity Securities, an amount per share equal to the original preferred stock stated value plus accrued but unpaid dividends, if any thereon. If upon the occurrence of such event, and after payment in full of the preferential amounts with respect to the Senior Securities, the assets and funds available to be distributed among the Holders of the Series E Preferred Stock and Parity Securities shall be insufficient to permit the payment to such Holders of the full preferential amounts due to the Holders of the Series E Preferred Stock and the Parity Securities, respectively, then the entire assets and funds of the Company legally available for distribution shall be distributed among the Holders of the Series E Preferred Stock and the Parity Securities, pro rata, based on the respective liquidation amounts to which each such series of stock is entitled by the Company's Certificate of Incorporation and any certificate(s) of designation relating thereto.

     b. Upon the completion of the distribution required by Section 4(a), if assets remain in this Company, they shall be distributed to holders of Junior Securities in accordance with the Company's Certificate of Incorporation including any duly adopted certificate(s) of designation.

     c. At each Holder's option, a sale, conveyance or disposition of all or substantially all the assets of the Company to a private entity, the common stock of which is not publicly traded, shall be deemed to be a liquidation, dissolution or winding up within the meaning of this Section 4; provided, however, that an event described in the prior clause that the Holder does not elect to treat as a liquidation and a consolidation, merger, acquisition, or other business combination of the Company with or into any other company or companies shall not be treated as a liquidation, dissolution or winding up within the meaning of this Section 4, but instead shall be treated pursuant to
Section 4(d) hereof (a Holder who elects to have the transaction treated as a liquidation is herein referred to as a "Liquidating Holder").

     d. Prior to the closing of a transaction described in Section 4(c) which would constitute a liquidation event, the Company shall either (i) make all cash distributions it is required to make to the Liquidating Holders pursuant to the first sentence of Section 4(a), (ii) set aside sufficient funds from which the cash distributions required to be made to the Liquidating Holders can be made, or (iii) establish an escrow or other similar arrangement with a third party pursuant to which the proceeds payable to the Company from a sale of all or substantially all the assets of the Company will be used to make the liquidating payments to the Liquidating Holders immediately after the consummation of such sale. In the event that the Company has not fully complied with


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either of the foregoing alternatives, the Company shall either: (x) cause such closing to be postponed until such cash distributions have been made, or (y) cancel such transaction, in which event the rights of the Holders or other arrangements shall be the same as existing immediately prior to such proposed transaction.

     Section 5. Conversion. The record Holders of the Series E Preferred Stock shall have conversion rights as follows:

     a. Right to Convert. Each record Holder of Series E Preferred Stock shall be entitled to convert whole shares of Series E Preferred Stock into Common Shares issuable upon conversion of the Series E Preferred Stock, as follows: each outstanding share of Series E Preferred Stock is convertible at any time into ten (10) fully paid and non-assessable Common Shares of the Company, subject to adjustment as provided in Section 5(c) hereof. The number of Common Shares issuable upon the conversion of one share of Series E Preferred Stock is hereinafter referred to as the "Conversion Rate."

     b. Mechanics of Conversion. In order to convert Series E Preferred Stock into full Common Shares, the Holder shall (i) fax, on or prior to 6:00 p.m., Austin, Texas time on the Date of Conversion, a copy of a fully executed notice of conversion ("Notice of Conversion") to the Company at the office of the Company or to the Transfer Agent for the Series E Preferred Stock stating that the Holder elects to convert, which notice shall specify the date of conversion and the number of shares of Series E Preferred Stock to be converted, and (ii) surrender to a common courier for either overnight or two (2) day delivery to the office of the Company or the Transfer Agent, the original certificates representing the Series E Preferred Stock being converted (the "Series E Preferred Stock Certificates"), duly endorsed for transfer, provided, however, that the Company shall not be obligated to issue certificates evidencing the Common Shares issuable upon such conversion unless the Series E Preferred Stock Certificates are delivered to the Company or the Transfer Agent as provided above, or the Holder notifies the Company or the Transfer Agent that such certificates have been lost, stolen or destroyed (subject to the requirements of subparagraph (i) below).

     (i) Lost or Stolen Certificates. Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of any Series E Preferred Stock Certificates representing shares of Series E Preferred Stock, and (in the case of loss, theft or destruction) of indemnity or security reasonably satisfactory to the Company, and upon surrender and cancellation of the Series E Preferred Stock Certificate(s), if mutilated, the Company shall execute and deliver new Series E Preferred Stock Certificate(s) of like tenor and date.

     However, the Company shall not be obligated to re-issue such lost or stolen Series E Preferred Stock Certificates if Holder contemporaneously requests the Company to convert such Series E Preferred Stock into Common Shares.

     (ii) Delivery of Common Shares Upon Conversion. The Company no later than 6:00 p.m. Austin, Texas time on the third (3rd) business day after receipt by the Company or its Transfer Agent of all necessary documentation duly executed and in proper form required for conversion,


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including the original Series E Preferred Stock Certificates to be converted (or after provision for security or indemnification in the case of lost, stolen or destroyed certificates, if required), shall issue and deliver to the Holder as shown on the stock records of the Company a certificate for the number of Common Shares to which the Holder shall be entitled as aforesaid.

     (iii) No Fractional Shares. If any conversion of the Series E Preferred Stock would create a fractional Common Share or a right to acquire a fractional Common Share, such fractional share shall be disregarded and the number of Common Shares issuable upon conversion, in the aggregate, shall be the next higher number of shares.

     (iv) Date of Conversion. The date on which conversion occurs (the "Date of Conversion") shall be deemed to be the date such Notice of Conversion is faxed to the Company or the Transfer Agent, as the case may be, provided an advance copy of the Notice of Conversion is faxed to the Company on or prior to 6:00 p.m., Austin, Texas time, on the Date of Conversion. The original Series E Preferred Stock Certificates representing the shares of Series E Preferred Stock to be converted shall be surrendered by depositing such certificates with a common courier for either overnight or two (2) day delivery, as soon as possible following the Date of Conversion. The person or persons entitled to receive the shares of Common Shares issuable upon such conversion shall be treated for all purposes as the record Holder or Holders of such Common Shares on the Date of Conversion.

c. Adjustment to Conversion Rate.

     (i) Adjustment Due to Stock Split, Stock Dividend, Etc. If, prior to the conversion of all the Series E Preferred Stock, the number of outstanding Common Shares is increased by a stock split, stock dividend, or other similar event, the Conversion Rate shall be proportionately increased, or if the number of outstanding Common Shares is decreased by a combination or reclassification of shares, or other similar event, the Conversion Rate shall be proportionately decreased.

     (ii) Adjustment Due to Merger, Consolidation, Etc. If, prior to the conversion of all the Series E Preferred Stock, there shall be any merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event, as a result of which Common Shares of the Company shall be changed into the same or a different number of shares of the same or another class or classes of stock or securities of the Company or another entity or there is a sale of all or substantially all the Company's assets that is not deemed to be a liquidation pursuant to Section 4(c), then the Holders of Series E Preferred Stock shall thereafter have the right to receive upon conversion of Series E Preferred Stock, upon the basis and upon the terms and conditions specified herein and in lieu of the Common Shares, immediately theretofore issuable upon conversion, such stock, securities and/or other assets which the Holder would have been entitled to receive in such transaction had the Series E Preferred Stock been converted immediately prior to such transaction, and in any such case appropriate provisions shall be made with respect to the rights and interests of the Holders of the Series E Preferred Stock to the end that the provisions hereof (including, without limitation, provisions for the adjustment of the Conversion Rate and of the number of shares issuable upon conversion of the Series E Preferred


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Stock) shall thereafter be applicable, as nearly as may be practicable in relation to any securities thereafter deliverable upon the conversion thereof. The Company shall not effect any transaction described in this subsection 5(c)(ii) unless (a) it first gives fifteen (15) calendar days prior notice of such merger, consolidation, exchange of shares, recapitalization, reorganization, or other similar event (during which time the Holders shall be entitled to convert their Series E Preferred Stock into Common Shares to the extent permitted hereby) and (b) the resulting successor or acquiring entity (if not the Company) assumes by written instrument the obligation of the Company under this Certificate of Designation, including the obligation of this subsection 5(d)(ii).

     (iii) Adjustment Due to Failure to Observe Covenants Contained in Placement Agreement.

     The covenants contained in that certain placement agreement by and between the Company and Equity Services, Ltd. regarding the placement of Series E Preferred Stock (the "Placement Agreement") inure to the benefit of the holders of Series E Preferred Stock and such holders are identified third-party beneficiaries under the Placement Agreement. In the event that the Company breaches any of the covenants contained in the Placement Agreement and such breach is not cured within twenty (20) days after receipt of written notice that the Company is in default under the terms of the Placement Agreement, the Conversion Rate shall be adjusted by increasing the amount of Common Stock issuable upon conversion of one share of Series E Preferred Stock by ten percent (10%) for each month that such breach is not cured (i.e., increased from ten
(10) shares to eleven (11) shares, eleven (11) shares to twelve (12) shares, etc.)

     (iv) Failure to Obtain Effectiveness of a Registration Statement. Upon demand by a holder of Series E Preferred Stock, the Company will immediately file a registration statement on Form SB-2 or other appropriate form with the Securities and Exchange Commission ("SEC") to register, among other issuances, the issuance of the Common Stock to be issued upon the conversion of the Series E Preferred Stock. The Company will use its best efforts to obtain effectiveness of such registration statement although there is no assurance that this registration statement will be declared effective by the SEC, nor is there any assurance as to the length of time such registration statement will remain effective if such event occurs. If the Company's registration statement is not declared effective by the SEC on or before the 120th day after the Company received the demand for such filing, the Conversion Rate shall be adjusted by increasing the amount of Common Stock issuable upon conversion of one share of Series E Preferred Stock by one (1) share during each month (or portion thereof) that such registration statement has not become effective (i.e., increased from ten to eleven, eleven to twelve, etc.).

     (v) Upon the occurrence of each adjustment or readjustment of the Conversion Rate pursuant to paragraphs 5(iii) and 5(iv) above, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Series E Preferred Stock a certificate signed by the Chief Financial Officer of the Company setting forth (i) such adjustment or readjustment, (ii) the Conversion Rate at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of his shares.


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     (vi) No Fractional Shares. If any adjustment under this Section 5(c) would create a fractional Common Share or a right to acquire a fractional Common Share, such fractional share shall be disregarded and the number of Common Shares issuable upon conversion shall be the next higher number of shares.

     Section 6. Voting Rights. The holders of the Series E Preferred Stock shall have no voting power whatsoever, except as otherwise provided by the Utah Business Corporation Act ("Utah Law"), and Section 9 below, and no Holder of Series E Preferred Stock shall vote or otherwise participate in any proceeding in which actions shall be taken by the Company or the shareholders thereof or be entitled to notification as to any meeting of the shareholders.

     Notwithstanding the above, the Company shall provide the Holders of the Series E Preferred Stock with notification of any meeting of the shareholders regarding any major corporate events affecting the Company. In the event of any taking by the Company of a record of its shareholders for the purpose of determining shareholders who are entitled to receive payment of any dividend or other distribution, any right to subscribe for, purchase or otherwise acquire any share of any class or any other securities or property (including by way of merger, consolidation or reorganization), or to receive any other right, or for the purpose of determining shareholders who are entitled to vote in connection with any proposed sale, lease or conveyance of all or substantially all the assets of the Company, or any proposed liquidation, dissolution or winding up of the Company, the Company shall mail a notice to such holders, at least five (5) days prior to the record date specified therein, of the date on which any such record is to be taken for the purpose of such dividend, distribution, right or other event, and a brief statement regarding the amount and character of such dividend, distribution, right or other event to the extent known at such time.

     To the extent that under Utah Law the vote of the holders of the Series E Preferred Stock, voting separately as a class, is required to authorize a given action of the Company, the affirmative vote or consent of the holders of at least a majority of the shares of the Series E Preferred Stock, represented at a duly held meeting at which a quorum is present or by written consent of a majority of the shares of Series E Preferred Stock (except as otherwise may be required under Utah Law) shall constitute the approval of such action by the class. To the extent that under Utah Law the holders of the Series E Preferred Stock are entitled to vote on a matter with holders of Common Shares, voting together as one (1) class, each share of Series E Preferred Stock shall be entitled to a number of votes equal to the number of Common Shares into which it is then convertible using the record date for the taking of such vote of stockholders as the date as of which the Conversion Rate is calculated. Holders of the Series E Preferred Stock also shall be entitled to notice of all shareholder meetings or written consents with respect to which they would be entitled to vote, which notice would be provided pursuant to the Company's by-laws and applicable statutes.

     Section 7. Election of a Majority of Directors of the Company.

     If the Company has not obtained or has failed to maintain the effectiveness of a Registration Statement as described in Section 5(c)(iv) on or before the 120th day after the Company received

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the demand for such registration, and the closing bid price of the Common Stock of the Company is at or below $1.00 for any five (5) consecutive trading days subsequent to September 30, then the holders of the Series E Preferred Stock, voting separately as a class, shall be entitled to elect a majority of the Board of Directors at any meeting of the stockholders of the Company at which directors are to be elected, or held, as the case may be. The right of the holders of the Series E Preferred Stock to elect such directors shall cease when Effectiveness of a Registration Statement as described in Section 5(c)(iv) occurs. At any time after such voting power shall have so vested in the holders of the Series E Preferred Stock, upon the written request of a holder of record of Series E Preferred Stock, addressed to the Secretary of the Company at the principal office of the Company, and to the other holders of the Series E Preferred Stock, the Secretary shall, at the election of such requesting holder:
(i) call a special meeting of the holders of the Series E Preferred Stock for the election of the directors to be elected by them as hereinafter provided, such meeting to be held within forty-five (45) days after delivery of such request at the place and upon the notice provided by law and in the Bylaws for the holding of meetings of stockholders; provided, however, that the Secretary shall not be required to call such special meeting in the case of any such request received less than forty-five (45) days before the date fixed for the next ensuing annual meeting of the stockholders; or (ii) obtain written consents from holders of the Series E Preferred Stock for the election of the directors to be elected by them in an amount sufficient to satisfy applicable state law requirements and comply with applicable federal securities law requirements with respect to this consent provision.

     a. The holders of the Series E Preferred Stock voting as a class will have the right to remove without cause at any time and replace any director such holders have elected pursuant to this Section 7.

     Section 8. Status of Converted Stock. In the event any Series E Preferred Stock shall be converted pursuant to Section 5 hereof, the shares so converted shall be canceled, shall return to the status of authorized but unissued Preferred Shares of no designated series, and shall not be issuable by the Company as Series E Preferred Stock.

     Section 9. Company Limitations.

     a. So long as any shares of Series E Preferred Stock are outstanding, the Company shall not, without the unanimous affirmative vote or the written consent of the holders of the outstanding shares of Series E Preferred Stock voting separately as a class, amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Company so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the Series E Preferred Stock.

     b. Unless otherwise contractually restricted, the provisions of this paragraph 13 shall not in any way limit the right and power of the Company to:

     (i) Increase the total number of authorized shares of Common Stock; or

     (ii) Issue bonds, notes, mortgages, debentures, preferred stock ranking junior to the terms of the Series E Preferred Stock and other obligations.

     Section 10. Transferability. The Series E Preferred Stock shall be transferable by the holders, provided such transfer is in compliance with applicable federal and state securities laws.

     Section 11. Preference Rights. Nothing contained herein shall be construed to prevent the Board of Directors of the Company from issuing one (1) or more series of Preferred Stock with dividend and/or liquidation preferences junior to the Series E Preferred Stock.

     Section 12. This resolution was duly adopted by the Board of Directors of the Company and shareholder action was not required.

     Section 13. The foregoing resolution does not provide for an exchange, reclassification, or cancellation of issued shares of the Company.

     IN WITNESS WHEREOF, Micro-Media Solutions, Inc. has caused its corporate seal to be hereunto affixed and this Certificate to be signed by Jose Chavez, its President, and attested by Mitchell C. Kettrick, its Secretary, this ______ day of April, 1998.


/s/ JOSE CHAVEZ, President

Attest:

/s/ MITCHELL C. KETTRICK, Secretary